UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

On September 17, 2026, ReTo Eco-Solutions, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 10,000,000 Class A share of the Company, no par value per share (“Class A Share”) at a purchase price of $1.50 per share, and 10,000,000 Class A share purchase warrant (“Warrants”), at an exercise price of $2.75, in a registered direct offering (such offering, the “Offering”). The aggregate gross proceeds to the Company from the Offering were $15,000,000, before deducting placement agent fees and other offering expenses and excluding any proceeds that may be received upon the exercise of the Warrants.

Each of the Warrants has an initial exercise price of $2.75 and is exercisable beginning on the date of the issuance date and ending on the one-year anniversary of the issuance date. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Class A Shares. Additionally, holders of Warrants may, at any time and in its sole discretion, exercise its Warrants in whole or in part by means of a “zero exercise price” option, under which up to 90,000,000 Class A Shares may be issuable in aggregate under all Warrants subject to the terms and conditions therein.

Pursuant to the Securities Purchase Agreement, during the ten (10) calendar-day period immediately following the date of the Securities Purchase Agreement, each investor has the right, but not the obligation, to purchase additional Class A Shares and Warrants on the same terms and conditions, including the same purchase price and security composition, as the Class A Shares and Warrants purchased in the Offering, subject to an aggregate cap of $15,000,000 for all such additional purchases by all investors, pro rata allocation based on each investor’s initial purchase at the closing of the Offering, and a per-investor limit of $1,000,000 in aggregate purchase price on any single trading day.

The Company entered into a placement agency agreement (the “Placement Agency Agreement”) dated September 17, 2026, with Univest Securities, LLC (the “Placement Agent”). Pursuant to the Placement Agency Agreement, the Company engaged the Placement Agent to act as the Company’s placement agent in connection with the Offering on a reasonable best efforts basis. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Offering, and a non-accountable expense reimbursement and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000.

The Offering closed on September 18, 2026.

The securities were offered and issued pursuant to a prospectus supplement dated September 18, 2026 filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5), supplementing the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-297016), which was filed with the U.S. Securities and Exchange Commission on June 25, 2026 and became effective on July 8, 2026.

Appleby, British Virgin Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the securities. A copy of the opinion is furnished as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The foregoing descriptions of the Securities Purchase Agreement, the Placement Agency Agreement and the Warrants do not purport to be complete and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 10.2, and 4.1, respectively, to this Current Report on Form 6-K (“Form 6-K”) and are incorporated herein by reference.

The Company issued a press release announcing the Offering on September 17, 2026. A copy of the press release is filed herein as Exhibit 99.1 and is incorporated by reference.

This Current Report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state or jurisdiction in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
5.1	Opinion of Appleby
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
99.1	Press Release dated September 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Date: September 18, 2026	By:	/s/ JOHNNY TIONG SIE WEI
	Name:	JOHNNY TIONG SIE WEI
	Title:	Chief Executive Officer

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